UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

OYSTER POINT PHARMA, INC.

(Name of Subject Company)

IRIS PURCHASER INC.

(Offeror)

A Wholly Owned Subsidiary of

VIATRIS INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

69242L106

(CUSIP Number of Class of Securities)

Brian Roman

Global General Counsel

Viatris Inc.

1000 Mylan Boulevard

Canonsburg, Pennsylvania 15317

(724) 514-1800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Mark I. Greene

Andrew M. Wark

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the U.S. Securities and Exchange Commission (“SEC”) on December 1, 2022, by Iris Purchaser Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Viatris Inc., a Delaware corporation (“Viatris”), and Viatris. The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Oyster Point Pharma, Inc., a Delaware corporation (“Oyster Point”), for (i) $11.00 per Share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes, plus (ii) one non-transferable contractual contingent value right per Share, which represents the right to receive a contingent payment of $1.00 or $2.00 in cash, without interest and subject to any applicable withholding taxes, if specified milestones are achieved, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 1, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	By adding the following new paragraph at the end of Section 15 – “Conditions of the Offer” of the Offer to Purchase:

“The Regulatory Condition has been satisfied by the expiration of the waiting period applicable to the Offer under the HSR Act at 11:59 p.m., Eastern Time, on December 8, 2022.”

2.

By adding the following sentence to the end of the second paragraph under the heading “United States Antitrust Compliance” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“The required waiting period applicable to the Offer under the HSR Act expired at 11:59 p.m., Eastern Time, on December 8, 2022, and there is no voluntary agreement between Viatris and Oyster Point, on the one hand, and the FTC or the Antitrust Division, on the other hand, pursuant to which the parties have agreed not to consummate the Offer or the Merger.”

3.	By replacing the paragraph under the heading “Litigation” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase with the following:

“As of December 8, 2022, four stockholder actions have been filed in federal court by purported stockholders of Oyster Point related to the Offer and the Merger. The first complaint was filed on December 1, 2022, and is captioned O’Dell v. Oyster Point Pharma, Inc. et al., No. 1:22-cv-10202 (S.D.N.Y.) (the “O’Dell Complaint”). The second complaint was filed on December 5, 2022, and is captioned Crowder v. Oyster Point Pharma, Inc. et al., No. 3:22-cv-07025-PGS-TJB (D. N.J.) (the “Crowder Complaint”). The third complaint was filed on December 6, 2022, and is captioned Coffman v. Oyster Point Pharma, Inc. et al., No. 1:22-cv-10305 (S.D.N.Y.) (the “Coffman Complaint”). The fourth complaint was filed on December 8, 2022, and is captioned Kent v. Oyster Point Pharma, Inc. et al., pending assignment of case number (D. Del.) (the “Kent Complaint”). The aforementioned four complaints are collectively referred to as the “Complaints.” The Complaints name as defendants Oyster Point and each member of the Oyster Point Board. The Complaints assert violations of Sections 14(e) & (d) and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder. Plaintiffs allege that Oyster Point’s Schedule 14D-9, filed on December 1, 2022, omitted or misrepresented material information regarding the Offer. The Complaints seek, among other things (i) injunctive relief preventing the consummation of the Transactions, unless and until certain information, as requested in the Complaints, is disclosed, (ii) rescission, to the extent already implemented, of the Merger Agreement, or award of rescissory damages to the plaintiffs, (iii) other damages purportedly suffered as a result of the alleged material omissions or misstatements, (iv) an order directing defendants to file a Schedule 14D-9 that does not contain any untrue statements of material fact and that states all material facts required to be included in it or necessary to make the statements contained therein not misleading, (v) an award of plaintiff’s costs and disbursements of the action, including reasonable attorneys’ and expert fees and expenses, and (vi) other and further equitable relief as the court may deem just and proper.

In addition to the Complaints, as of December 8, 2022, Oyster Point has received five demand letters (the “Demand Letters”), including one draft complaint, which generally seek that certain information allegedly omitted from the Schedule 14D-9 be disclosed.

The defendants believe the allegations and claims asserted in the Complaints and the Demand Letters are without merit and that the disclosures in the Schedule 14D-9 comply fully with applicable law. It is possible that additional or similar complaints or demand letters may be filed against, or received by, Oyster Point, the Oyster Point Board, Viatris and/or Purchaser or that the Complaints or the Demand Letters will be amended. If such additional complaints are filed or demand letters received, or such amendments are filed or received, absent new or different allegations that are material, Viatris, Purchaser and/or Oyster Point will not necessarily announce such additional complaints or demand letters.”

Items 1 through 9 and 11

Each reference to “as promptly as practicable” in (a) the eighth paragraph in Section 1 –“Terms of the Offer” of the Offer to Purchase, (b) the first paragraph in Section 2 –“ Acceptance for Payment and Payment for Shares” of the Offer to Purchase, and (c) the Schedule TO, to the extent the Schedule TO incorporates by reference the information contained in such portions of the Offer to Purchase, is hereby replaced with “promptly”.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIATRIS INC.

By	/s/ SANJEEV NARULA
	Name:	Sanjeev Narula
	Title:	Chief Financial Officer
	Date:	December 9, 2022

IRIS PURCHASER INC.

By	/s/ JOHN MIRAGLIA
	Name:	John Miraglia
	Title:	Director
	Date:	December 9, 2022